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                             May 26, 2021

       John Hammill
       Chief Executive Officer
       Capview Residential Income - Fund VII, LP
       6119A Greenville Avenue
       Suite 434
       Dallas, TX 75206

                                                        Re: Capview Residential
Income - Fund VII, LP
                                                            Amendment No. 3 to
                                                            Offering Statement
on Form 1-A
                                                            Filed May 17, 2021
                                                            File No. 024-11443

       Dear Mr. Hammill:

              We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

       Amendment No. 3 to Form 1-A filed May 17, 2021

       Plan of Distribution, page 18

   1. We note your response to comment 1 and deletion of the statement that the General
                                                        Partner will accept or
reject any subscription received within three months. Please revise to clarify the
timeframe for accepting or rejecting subscriptions.
 John Hammill
Capview Residential Income - Fund VII, LP
May 26, 2021
Page 2

        You may contact William Demarest at 202-551-3432 or Kristina Marrone at 202-551-
3429 if you have questions regarding comments on the financial statements and related matters. Please contact Brigitte Lippmann at 202-551-3713 or James Lopez at 202-551-3536
with any other questions.



                                                        Sincerely,
FirstName LastNameJohn Hammill
                                                     Division of Corporation
Finance
Comapany NameCapview Residential Income - Fund VII, LP
                                                     Office of Real Estate &
Construction
May 26, 2021 Page 2
cc:       Julie A. Smith, Esq.
FirstName LastName